Filed by Nabors Industries Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Nabors Energy Transition Corp. II
Commission File No.: 001-41744

Nabors Industries Issues Statement on Planned Business Combination Between Nabors Energy Transition Corp II and e2Companies

HAMILTON, Bermuda, February 12, 2025 /PRNewswire/ - Nabors Industries Ltd. (“Nabors”) (NYSE: NBR) today issued the following statement regarding the entry into a business combination agreement between the special purpose acquisition company Nabors formed in 2023, Nabors Energy Transition Corp. II (NASDAQ: NETD), and e2Companies LLC (“e2”):

As a pioneer of an AI-based Virtual Utility ®, e2 delivers a unique offering in the power market. Unlike conventional power solutions supplying backup power, e2 provides a full solution including:

o	Isolated grid power

o	The ability to run prime power or in sync with public utility with continuous power conditioning and uninterruptable supply

o	Instantaneous load shifting between the grid and multi-source local power (diesel, gas, solar, wind, geothermal, hydrogen or nuclear)

o	AI-based cost optimization regulating power draws from the grid at peak pricing times

o	And the ability to supply the grid with power on demand, offering further cost optimization

This potent combination of solutions supplies a transformative approach to grid stability and sustainability.

Most importantly, e2’s solutions can function behind-the-meter without requiring a grid connection interconnect agreement. This feature enables mission-critical industries – such as data centers, manufacturing, oil and gas, and healthcare – to benefit from reliable, on-site power generation and storage. Whether used as primary power or in sync with public utility, these solutions deliver significant cost savings and emissions reductions.

Nabors Chairman, President and CEO Anthony G. Petrello commented, “We believe the e2 solution has clear, value-creating application in the oilfield sector. We will be working together to drive market penetration of e2’s portfolio.

“Moreover, given the widely acknowledged and increasing challenges to the global electrical grid and surging power demand – driven in part by data centers supporting artificial intelligence and the rapid rise of electrification – we believe e2 is uniquely positioned to capitalize on these market tailwinds.

“Recognizing the need for greater grid reliability and energy autonomy among our customers, Nabors began collaborating with e2 last year to introduce its integrated power solutions into our drilling operations, both domestically and internationally. This transaction will significantly strengthen our collaboration and establish a foundation for pursuing more ambitious goals, including comprehensive oilfield electrification. Working together, and with Nabors’ global expertise, industry relationships, supply chains and technology, both Nabors and e2 are well-positioned for accelerated growth in new and existing markets.

“We look forward to supporting e2 as it advances its mission and technology while furthering our commitment to delivering energy without compromise.”

For additional information about the business combination and Nabors’ previously announced strategic collaboration with e2, please visit the e2 investor page.

About Nabors Industries

Nabors is a leading provider of advanced technology for the energy industry. With presence in more than 20 countries, Nabors has established a global network of people, technology and equipment to deploy solutions that deliver safe, efficient and responsible energy production. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors aims to innovate the future of energy and enable the transition to a lower-carbon world. Learn more about Nabors and its energy technology leadership: www.nabors.com.

About e2Companies

e2Companies is the first vertically integrated Virtual Utility® for power generation, distribution, and energy economics in the marketplace. e2Companies’ patented technology, the R3Di® System, provides automated grid stability for continuous on-site power and seamless resiliency, independent of grid conditions. The R3Di® System is continuously monitored by the Grove365® to optimize resources, track ESG targets, and unlock new revenue opportunities for customers. This automated platform is self-sustaining and designed to adapt to future grid advancements including renewables, hydrogen, geothermal, biofuel, and autonomous grid operations.

To learn more about e2Companies, visit www.e2companies.com.

About Nabors Energy Transition Corp. II

Nabors Energy Transition Corp. II is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The Company intends to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the entry into a business combination agreement between NETD and e2 (the “Transaction” or the “Business Combination”) NETD and e2 will file with the Securities and Exchange Commission (the “SEC”) registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Business Combination, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Business Combination and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Business Combination. NETD and e2 also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus/consent solicitation statement will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation statement and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors, e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Business Combination. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus/consent solicitation statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Business Combination, NETD’s and e2’s ability to consummate the Transaction, the benefits of the Transaction and NETD’s and e2’s future financial performance following the Transaction, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Nabors, NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Nabors, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Nabors, NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Nabors, NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transaction or to satisfy the conditions to the closing of the Transaction, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transaction is not obtained; the failure to realize the anticipated benefits of the Transaction, including as a result of a delay in consummating the Transaction or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transaction; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Business Combination; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Nabors and NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Investor Contacts:

William C. Conroy
+1 281-775-2423
william.conroy@nabors.com

Kara Peak
+1 281-775-4954
kara.peak@nabors.com